SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Commission File Number 000-19517
Title of Plan
THE BON-TON STORES, INC.
RETIREMENT CONTRIBUTION PLAN
Issuer of the securities held pursuant to the Plan
THE BON-TON STORES, INC.
2801 East Market Street
York, Pennsylvania 17402
(717) 757-7660

SIGNATURES
EXHIBIT INDEX
Consent of Beard Miller Company LLP

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan
          We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (formerly, The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan) (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
June 12, 2006

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Cash	$—	$12,181

Employer contributions receivable	4,054,228	2,745,552

Interest and dividends receivable	—	32,168

Investments, at fair value:
Money market fund	63,946	—
Common stock fund — money market	242,196	—
Common stock fund — common stock	8,645,612	—
Common stocks	6,458,727	12,618,786
Participant loans	2,937,956	942,295
Common/collective funds	46,196,185	20,949,659
Mutual funds	70,771,929	42,335,776

	135,316,551	76,846,516

Total Assets	139,370,779	79,636,417

Liabilities

Accrued Expenses	15,000	—

Net Assets Available for Benefits	$139,355,779	$79,636,417

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Contributions

Employer	$4,054,228	$2,745,552
Participant	6,565,204	4,367,075

Total Contributions	10,619,432	7,112,627

Investment Income

Net appreciation in fair value of investments	7,383,321	7,311,866
Dividends	3,399,914	1,163,716
Interest	148,246	50,015

Total Investment Income	10,931,481	8,525,597

Benefit Payments and Withdrawals	(13,268,604)	(4,684,548)

Administrative Expenses	(64,720)	(267,406)

Net Increase Before Transfer-In	8,217,589	10,686,270
Transfer-In of Net Assets	51,501,773	—

Net Increase	59,719,362	10,686,270

Net Assets Available for Benefits — Beginning of Year	79,636,417	68,950,147

Net Assets Available for Benefits — End of Year	$139,355,779	$79,636,417

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of Plan
     The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes. Participants should refer to the Plan document for more complete information.
     General
The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”): The Bon-Ton Department Stores, Inc., The Elder-Beerman Stores Corp., Elder-Beerman Operations, LLC, Elder-Beerman West Virginia, Inc. and Elder-Beerman Indiana, L.P. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective January 1, 2005, the Elder-Beerman Stores Corp. Financial Partnership Plan (renamed to The Bon-Ton Stores, Inc. Retirement Contribution Plan during 2004) was merged with and into the Plan. Also effective January 1, 2005, State Street Bank & Trust Co. and CitiStreet were named as trustee and recordkeeper, respectively, for the merged Plan named The Bon-Ton Stores, Inc. Retirement Contribution Plan. Consequently, all Plan assets were transferred to State Street Bank & Trust Co. effective January 1, 2005. As part of the transfer, certain investments were replaced with investments offered by State Street Bank & Trust Co.
During 2005, the following additional amendments were made to the Plan:
a.	If the value of a terminated participant’s vested benefit, including any rollover contributions and earnings thereon, does not exceed $1,000, the plan administrator shall direct the trustee to pay the entire vested benefit to such participant in a single lump sum unless a contrary election has been made by the participant within 30 days from separation. Prior to this amendment, the threshold was $5,000.

b.	Effective for eligible employees hired on or after October 1, 2005, a participant shall be deemed to have elected a salary deferral in an amount equal to 3% pretax of his/her compensation unless the participant makes a contrary election within such time period as established by the plan administrator.

c.	Effective July 1, 2006, a participant who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% pretax of his/her compensation unless the participant makes an election to the contrary within such time period as established by the plan administrator.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of Plan (Continued)
     Participation
Employees who are at least eighteen years of age may participate in the Plan. Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service. Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.
All employees are eligible for the Plan’s matching employer contributions and discretionary retirement contributions on the first day of the month following completion of one full year of service and 1,000 service hours. If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s matching employer contributions and retirement contributions on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.
     Service Rules
Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.
     Employee Contributions
Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2005 and 2004, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $95,000 and $90,000, respectively. All employee contributions are subject to certain limitations dictated by the Internal Revenue Code (IRC).
     Employer Contributions
The Plan’s retirement contributions are made subsequent to the close of the Company’s fiscal year at the Company’s discretion out of the annual current earnings of the Company. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Retirement contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of Plan (Continued)
eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100. Participants must meet certain eligibility requirements to receive an allocation of the Plan’s retirement contributions.
Matching employer contributions are also at the discretion of the Company and, for 2005, did not apply to more than 6% of the participant’s compensation. During 2005 and 2004, the Company’s matching contributions as a percentage of the employees’ pretax contributions were 30% of the first 6% of the participants’ compensation. Participants must meet certain eligibility requirements to receive employer contributions.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of: (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets), and (c) forfeitures of terminated participant’s nonvested accounts. Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period. Forfeitures attributable to profit sharing contributions are allocated on the same basis as profit sharing contributions, and forfeitures attributable to matching employer contributions are allocated on the same basis as matching employer contributions. Forfeitures during 2005 and 2004 were $145,662 and $169,381, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Investments
Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant. If the participant fails to provide such direction, all contributions are automatically invested in the Lifecycle fund appropriate for the participant’s expected age of retirement.
     Vesting
Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Retirement contributions also cliff vest, with 100% vesting after five years of service.
     Participant Loans
Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear interest at prime (7.25% as of December 31, 2005) plus 1%.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of Plan (Continued)
     Benefit Payments
Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). Vested balances less than $1,000 may not remain in the Plan and must be distributed to the terminated employee.
In the event of disability of a participant before termination of employment, a participant’s account becomes 100% vested. In the event of death of a participant before termination of employment, a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.
Benefits due to retired and terminated participants included in the statement of net assets available for benefits totaled $285,193 as of December 31, 2004. There were no benefits due to retired and terminated participants as of December 31, 2005.
Note 2 — Summary of Significant Accounting Policies
     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
     Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
     Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.
     Investments
Participants have the option to invest their contributions and employer contributions in various investments.
Participants may also elect to invest in a self-managed account. This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-direction.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 2 — Summary of Significant Accounting Policies (Continued)
The Plan’s common stock, money market and mutual fund investments are stated at fair value measured by quoted market prices, participant loans are valued at cost (which approximates market) and unitized and common/collective funds are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the payable date.
Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
     Realized Gains (Losses) and Unrealized Appreciation (Depreciation) in Fair Market Value
The computations of both realized gains and losses and unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.
     Administrative Expenses
Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. Administrative expenses are recorded when incurred. For 2005, recordkeeper and investment management fees are netted against investment income.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 3 — Investments
     The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2005		2004
Bon-Ton Stores, Inc. Common Stock, 337,307 and 801,193 shares, respectively	$6,452,683	*	$12,618,786

Bon-Ton Stores, Inc. Common Stock Fund, 733,826 and 0 units, respectively	8,887,808		—

American Balanced Fund, 0 and 513,906 shares, respectively	—		9,250,308

Washington Mutual Investors Fund, 0 and 417,739 shares, respectively	—		12,858,017

BlackRock Core Bond Total Return Fund, 0 and 414,991 shares, respectively	—		4,046,159

Janus Advisor Growth & Income Fund, 0 and 341,912 shares, respectively	—		5,631,290

PNC Investment Contract Fund, 0 and 7,828,137 units, respectively	—		20,949,659

Federated Mid-Cap Index Fund, 0 and 218,686 shares, respectively	—		4,601,153

SSgA Stable Value Fund, 16,169,195 and 0 units, respectively	27,854,996		—

Target Maturity Fund 2030, 893,480 and 0 shares, respectively	9,611,394		—

American Funds Balanced Fund R4, 523,992 and 0 shares, respectively	9,327,061		—

Van Kampen Comstock A Fund, 1,171,866 and 0 shares, respectively	20,870,932		—

American Funds Growth Fund of America R4, 512,601 and 0 shares, respectively	15,726,598		—

*	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2005. Presented only for comparative purposes.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 3 — Investments (Continued)
     The net appreciation in fair value of investments (including investments bought, sold, and held during the year) amounted to $7,383,321 and $7,311,866 for the years ended December 31, 2005 and 2004, respectively.
     The net appreciation in fair value of investments consists of the following for the years ended December 31:

	2005	2004
Mutual funds	$2,364,925	$3,437,109
Common/collective funds	2,332,606	973,834
Common stocks	1,133,805	2,900,923
Common stock fund	1,551,985	—

	$7,383,321	$7,311,866

Note 4 — Parties-in-Interest Transactions
     Certain Plan investments are shares of investment funds managed by State Street Bank & Trust Co., the trustee as defined by the Plan. Prior to January 1, 2005, the Plan provided participants the election of an investment in The Bon-Ton Stores, Inc. common stock. Effective January 1, 2005, the Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized company stock fund. These all qualify as party-in-interest transactions.
     Cash fees paid by the Plan for recordkeeper and investment management services totaled $154,769 and $112,637, respectively, for the year ended December 31, 2004. For 2005, recordkeeper and investment management fees are netted against investment income.
     As of December 31, 2005 and 2004, the Plan held 337,307 and 801,193 shares, respectively, of The Bon-Ton Stores, Inc.’s common stock.
     As of December 31, 2005, the Plan held 733,826 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $12.11. Units held as of December 31, 2005 were equivalent to 464,601 shares of The Bon-Ton Stores, Inc. common stock. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2005, The Bon-Ton Stores, Inc. common stock fund had a market value of $8,645,612 invested in the unitized company stock fund and $242,196 held in a money market fund, State Street Research Short Term Investment Fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 5 — Plan Termination
     Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 6 — Income Tax Status
     The Plan obtained its latest determination letter on October 22, 2002, that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
     An application for a more recent determination letter was received by the Internal Revenue Service on January 27, 2006. This application is pending as of the date of this financial report.
Note 7 — Reconciliation of Financial Statements
     The following is a reconciliation of net assets available for benefits on the financial statements to the Form 5500 as of December 31:

	2005	2004
Net assets available for benefits on the financial statements	$139,355,779	$79,636,417
Amount allocated to withdrawing participants	—	(285,193)

Net assets available for benefits on the Form 5500	$139,355,779	$79,351,224

     The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500 as of December 31:

	2005	2004
Benefits paid to participants on the financial statements	$13,268,604	$4,684,548
Amounts allocated to withdrawing participants at year end	—	285,193
Amounts allocated to withdrawing participants at beginning of year	(285,193)	(360,899)

Benefits paid to participants on the Form 5500	$12,983,411	$4,608,842

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 8 — Subsequent Event
     Effective March 5, 2006, The Bon-Ton Stores, Inc. completed its acquisition of the Northern Department Store Group (“NDSG”) from Saks Incorporated. Additionally, during March 2006, the Board of Directors of the Company approved NDSG’s inclusion as a participating employer in the Plan effective March 5, 2006.
     No assets were transferred without participant direction. Employees were immediately eligible to elect pre/post tax deferrals. Employees were also eligible to roll-over active loans to the Plan and continue making payroll deducted payments, provided that their entire vested account balance was also rolled into the Plan.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number : 23-1269309
Plan Number : 003
Form 5500 — Schedule H — Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

			(d)	(e)
	(b)	(c)	* *	Current
(a)	Identity of issue	Description of investment	Cost	Value
			$	$
*	SSgA Money Market Fund	Money Market Fund	N/A	63,946
*	Bon-Ton Stores, Inc. Common Stock Fund — Cash Portion	Common Stock Fund — Money Market	N/A	242,196
*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund — Common Stock	N/A	8,645,612
*	Bon-Ton Stores, Inc. Common Stock	Common Stock	N/A	6,452,683
	Enerplus Resources Fund SR G TR Units	Common Stock	N/A	5,998
	Prospect Str High Income Portfolio Inc New	Common Stock	N/A	46
*	Participant Loans	Interest Rates Ranging from 5.00% to 10.50%	-0-	2,937,956
*	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A	1,248,926
*	SSgA Stable Value Fund	Common/Collective Fund	N/A	27,854,996
*	Target Maturity Fund 2010	Common/Collective Fund	N/A	4,372,396
*	Target Maturity Fund 2020	Common/Collective Fund	N/A	50,106
*	Target Maturity Fund 2030	Common/Collective Fund	N/A	9,611,394
*	Target Maturity Fund 2040	Common/Collective Fund	N/A	3,035,384
*	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A	22,983
	Dominion Res Black Warrior Ir Unit Ben Int	Mutual Fund	N/A	19,579
	San Juan Basin Rty Tr Unit Ben Int	Mutual Fund	N/A	9,806
	American Aadvantage Small Cap Value Fund	Mutual Fund	N/A	345,916
	American Funds Europacific Growth F	Mutual Fund	N/A	30,639
	American Funds Fundamental Investors F	Mutual Fund	N/A	95,862
	American Funds Balanced Fund R4	Mutual Fund	N/A	9,327,061
	American Funds Growth Fund of America R4	Mutual Fund	N/A	15,726,598
	American Funds Growth Fund Of America F	Mutual Fund	N/A	101,070
	American Funds High-Income Trust F	Mutual Fund	N/A	40,794
	Artisan Mid Cap Fund	Mutual Fund	N/A	5,460,411
	Baron Growth Fund	Mutual Fund	N/A	3,482,947
	BBH Inflation-Indexed Securities Fund Class N	Mutual Fund	N/A	139,093
	Cohen & Steers Realty Shares, Inc.	Mutual Fund	N/A	25,393
	Columbia Acorn Class Z	Mutual Fund	N/A	10,117
	Excelsior Value And Restructuring Fund	Mutual Fund	N/A	113,627
	FBR Small Cap Fund	Mutual Fund	N/A	44,501
	Fidelity Advisor Diversified International Fund	Mutual Fund	N/A	5,442,723
	Fidelity Contrafund	Mutual Fund	N/A	68,740
	Fidelity Floating Rate High Income	Mutual Fund	N/A	104,236
	Fidelity Leveraged Company Stock	Mutual Fund	N/A	68,154
	Hotchkiss and Wiley Mid Cap Value A Fund	Mutual Fund	N/A	4,523,063
	Laudus Rosenberg Intl Small Cap	Mutual Fund	N/A	55,828
	Oppenheimer Developing Markets Fund Class N	Mutual Fund	N/A	15,422
	PIMCO Emerging Markets Bond Fund	Mutual Fund	N/A	20,470
	PIMCO Total Return Admin Fund	Mutual Fund	N/A	4,355,151
	TCW Dividend Focused Fund	Mutual Fund	N/A	69,347
	Van Kampen Comstock A Fund	Mutual Fund	N/A	20,870,932
	Vanguard Interm-Term Bond Index Admiral	Mutual Fund	N/A	137,955
	Wells Fargo Capital Growth Fd-Investor	Mutual Fund	N/A	66,494

		Total Investments		135,316,551

*	Represents a party-in interest investment.

**	Historical cost has not been presented, as all investments are participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

	By:	The Bon-Ton Department Stores, Inc.

Plan Administrator

	By:	/s/ Paul A. Cortese

Paul A. Cortese
Vice President

Date: June 28, 2006

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Beard Miller Company LLP